Myriad Pharmaceuticals, Inc.

June 5, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John L. Krug

Re:	Myriad Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form 10
File No. 001-34275

Dear Mr. Krug:

Myriad Pharmaceuticals, Inc. (the “Company”) is hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), initially filed with the Commission on April 1, 2009 and amended on May 11, 2009 and May 29, 2009. The Amendment is being filed for the purposes of filing all remaining exhibits to the Registration Statement and updating the disclosure contained in the preliminary Information Statement filed as Exhibit 99.1 to the Registration Statement in anticipation of completing the separation and spin-off of the Company from its parent on June 30, 2009. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to your attention as well as to each of Jeffrey Riedler, Dana Hartz, and Mark Brunhofer of the Commission.

The Company respectfully requests that the above-referenced Registration Statement be made effective at 12:00 p.m., Eastern time, on Thursday, June 11, 2009, or as soon thereafter as practicable.

In connection with the foregoing request, the Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Ann Margaret Eames of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 348-1741 and that such effectiveness also be confirmed in writing.

The cooperation of the staff of the Commission in meeting the timetable described above is very much appreciated. We thank you for your time and attention.

Sincerely, MYRIAD PHARMACEUTICALS, INC.

By:	/s/ Adrian N. Hobden
Name:	Adrian N. Hobden, Ph.D.
Title:	President and Chief Executive Officer

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